THIRD AMENDMENT TO THE FIFTH AMENDED AND RESTATED
OPERATING AND MEMBER CONTROL AGREEMENT OF
GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC

THIS THIRD AMENDMENT TO THE FIFTH AMENDED AND RESTATED OPERATING AND MEMBER CONTROL AGREEMENT OF GRANITE FALLS COMMUNITY ETHANOL PLANT, LLC dated August 12, 2004 (the “Operating Agreement”) is adopted and approved effective as of the 21st day of March, 2013, by the affirmative vote of the holders of a majority of the outstanding Membership Units of Granite Falls Energy, LLC pursuant to Section 322B.37 of the Minnesota Statutes and pursuant to Section 8.1 of the Operating Agreement of the Company at a Meeting of the Members held on March 21, 2013.

The Operating Agreement is amended as follows:

Section 6.1(c)(iv) is amended by appending the following to the end of Section 6.1(c)(iv):

Notwithstanding the foregoing provisions of this Section 6.1(c)(iv), beginning on the date of the first election of Governors following the 2013 annual meeting, Fagen shall no longer separately appoint a Governor to serve on the Board of Governors and, as of such date, the Fagen Appointee shall be deemed to have resigned and shall be replaced as an At-Large Additional Governor under Section 6.1(c)(v).

I, Dean Buesing, do hereby certify that I am the duly elected, qualified, and acting Secretary of the Company, and further certify that the above amendment was duly adopted by the holders of a majority of the outstanding Membership Units of the Company at a duly convened meeting of the members held on March 21, 2013, in accordance with the provisions of the Company’s Operating Agreement.

/s/ Dean Buesing
Dean Buesing, Secretary

APPROVED:

/s/ Paul Enstad
Paul Enstad, Chairman

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